Exhibit 23.3

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2011 Equity Incentive Plan and the 2007 Amended and Restated Non-Employee Directors Stock Option Plan, in each case, of Jazz Pharmaceuticals plc (the Successor) of our report dated February 28, 2012, with respect to the consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows of Jazz Pharmaceuticals, Inc. (the Predecessor) and its subsidiaries for the year ended December 31, 2011, and the related financial statement schedule for 2011, included in the Annual Report (Form 10-K) of Jazz Pharmaceuticals plc for the year ended December 31, 2013.

/s/ Ernst & Young LLP

Redwood City, California

February 25, 2014